SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 31 January 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------

                                 EXHIBIT INDEX


1.1      Transaction in Own Shares released on 05 January 2005
1.2      Transaction in Own Shares released on 06 January 2005
1.3      Transaction in Own Shares released on 07 January 2005
1.4      Transaction in Own Shares released on 10 January 2005
1.5      Transaction in Own Shares released on 11 January 2005
1.6      Transaction in Own Shares released on 12 January 2005
1.7      Transaction in Own Shares released on 13 January 2005
1.8      Transaction in Own Shares released on 14 January 2005
1.9      Director Shareholding released on 14 January 2005
2.0      Director Declaration released on 14 January 2005
2.1      Holding(s) in Company released on 14 January 2005
2.2      Transaction in Own Shares released on 17 January 2005
2.3      Transaction in Own Shares released on 18 January 2005
2.4      Transaction in Own Shares released on 19 January 2005
2.5      Transaction in Own Shares released on 20 January 2005
2.6      Transaction in Own Shares released on 21 January 2005
2.7      Transaction in Own Shares released on 24 January 2005
2.8      Director Shareholding released on 24 January 2005
2.9      Holding(s) in Company released on 24 January 2005
3.0      Transaction in Own Shares released on 25 January 2005
3.1      Blocklisting Interim Review released on 25 January 2005
3.2      Blocklisting Interim Review released on 25 January 2005
3.3      Transaction in Own Shares released on 26 January 2005
3.4      Transaction in Own Shares released on 27 January 2005
3.5      Transaction in Own Shares released on 28 January 2005
3.6      Transaction in Own Shares released on 31 January 2005

EXHIBIT 1.1


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 January 2005

BP p.l.c. announces that on 4 January 2005, it purchased for cancellation 2,500,000 ordinary shares at prices between 500.00 pence and 505.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.2


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 January 2005

BP p.l.c. announces that on 5 January 2005, it purchased for cancellation 2,500,000 ordinary shares at prices between 502.50 pence and 507.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.3


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 January 2005

BP p.l.c. announces that on 6 January 2005, it purchased for cancellation 2,500,000 ordinary shares at prices between 504.50 pence and 509.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.4


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 January 2005



BP p.l.c. announces that on 7 January 2005, it purchased for cancellation 2,500,000 ordinary shares at prices between 507.50 pence and 515.00 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.5


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 January 2005


BP p.l.c. announces that on 10 January 2005, it purchased for cancellation 2,500,000 ordinary shares at prices between 506.00 pence and 510.00 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.6


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 January 2005

BP p.l.c. announces that on 11 January 2005, it purchased for cancellation 4,800,000 ordinary shares at prices between 505.5 pence and 508.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.7


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 January 2005

BP p.l.c. announces that on 12 January 2005, it purchased for cancellation 3,700,000 ordinary shares at prices between 503.50 pence and 508.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.8


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 January 2005


BP p.l.c. announces that on 13 January 2005, it purchased for cancellation 2,000,000 ordinary shares at prices between 506.00 pence and 512.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 1.9

BP p.l.c.   -  Director Shareholding
BP p.l.c.   -  14 January, 2005

We were advised yesterday, 13 January 2005, by Computershare Plan Managers that on 10 January 2005 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP5.09 per share through participation in the BP ShareMatch UK Plan:-





Mr. I. C. Conn                      71 shares

Dr. A.B. Hayward                    71 shares

Mr. J.A. Manzoni                   68 shares

EXHIBIT 2.0

BP p.l.c.    -   Director Declaration
BP p.l.c.    -   14 January, 2005


The following notification is made in accordance with paragraph 16.4 of the FSA Listing Rules.


Mr D J Flint, who was appointed a non-executive director of BP p.lc. on 1 January 2005, disclosed on 5 January 2005 that he has no holdings to disclose in BP Shares. All relevant directorships were disclosed in the announcement of Mr Flint's appointment made on 21 October 2004 (RNS number 3402E). In accordance with paragraph 6.F.2(b) to (g) of the Listing Rules, Mr Flint has advised that he has no details to disclose.

EXHIBIT 2.1

BP p.l.c.   -  Holding(s) in Company
BP p.l.c.   -  14 January, 2005

As a result of a Companies Act 1985 section 212 enquiry, we received notification on 14 January 2005, dated 12 January 2005, disclosing the following interests totalling 13.7% in BP 9% Cumulative Second Preference Shares of GBP1 each:


Name of Registered Holder: Roy Nominees Limited a/c 845000

Underlying holder: Ruffer Ltd Liability Partnership (Ruffer Client Capital Account) holding 475,000 shares, representing an interest of 8.68%


Name of Registered Holder: Roy Nominees Limited a/c 845336

Underlying holder: Ruffer Ltd Liability Partnership (Ruffer Client Charity) holding 275,000 shares, representing an interest of 5.02%

EXHIBIT 2.2

BP p.l.c.  - Transaction in Own shares
BP p.l.c.  - 17 January, 2005

BP p.l.c. announces that on 14 January 2005, it purchased for cancellation 2,500,000 ordinary shares at prices between 516.50 pence and 519.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.3


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 January 2005

BP p.l.c. announces that on 17 January 2005, it purchased for cancellation 1,500,000 ordinary shares at prices between 513.50 pence and 516.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.4


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 January 2005

BP p.l.c. announces that on 18 January 2005, it purchased for cancellation 4,000,000 ordinary shares at prices between 515.00 pence and 519.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.5


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 January 2005



BP p.l.c. announces that on 19 January 2005, it purchased for cancellation 4,000,000 ordinary shares at prices between 516.50 pence and 522.50 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 2.6


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 January 2005

BP p.l.c. announces that on 20 January 2005, it purchased for cancellation 3,500,000 ordinary shares at prices between 510.00 pence and 513.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.7


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 January 2005

BP p.l.c. announces that on 21 January 2005, it purchased for cancellation 4,000,000 ordinary shares at prices between 509.00 pence and 513.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 2.8

BP p.l.c.  -  Director Shareholding
BP p.l.c.  -  24 January, 2005


We were advised today by Lloyds TSB Registrars that Mr I.C. Conn, Director of BP p.l.c. became interested in 7 BP Ordinary shares on 22 December 2004
@ GBP5.139231 per share, as a result of shares received through the BP Dividend Reinvestment Plan

EXHIBIT 2.9

BP p.l.c.  -  Holding(s) in Company
BP p.l.c.  -  24 January, 2005

As a result of a Companies Act 1985 section 212 enquiry, we received notification on 20 January 2005, dated 19 January 2005, disclosing the following interests totalling 768,172,570 BP ordinary shares of US$0.25 each, representing an interest of 3.57% in that class:


Underlying Holder

Legal & General Investment Management Ltd
Temple Court
11 Queen Victoria Street
London
EC4N 4TP


Nominee/Registered Name                               Number of shares held

HSBC Nominees Ltd A/c 914945                                      7,969,816
HSBC Nominees Ltd A/c 923363                                      4,733,324
HSBC Nominees Ltd A/c 775237                                        924,024
HSBC Global Custody Nominee (UK) Ltd A/c 942199                   6,318,541
HSBC Global Custody Nominee (UK) Ltd A/c 942229                   6,142,565
HSBC Global Custody Nominee (UK) Ltd A/c 942217                   6,029,211
HSBC Global Custody Nominee (UK) Ltd A/c 942205                   6,030,644
HSBC Global Custody Nominee (UK) Ltd A/c 942175                   6,209,767
HSBC Global Custody Nominee (UK) Ltd A/c 942187                   6,153,405
HSBC Nominees A/c 775245                                         68,070,947
HSBC Nominee Ltd A/c 130007                                       1,392,613
HSBC Nominees Ltd A/c 770286                                      2,137,762
HSBC Nominees Ltd A/c 357206                                    571,429,295
HSBC Nominees Ltd A/c 866197                                      3,721,440
HSBC Nominees Ltd A/c 904332                                      3,014,600
HSBC Nominees Ltd A/c 916681                                      1,112,649
HSBC Nominees Ltd A/c 922437                                        100,300
HSBC Nominees Ltd A/c 754612                                     16,264,216
HSBC Nominees Ltd A/c 361602                                        288,764
HSBC Nominees Ltd A/c 282605                                     15,180,260
HSBC Nominees Ltd A/c 360509                                     30,968,398
HSBC Nominees Ltd A/c 766793                                      1,308,284
HSBC Nominees Ltd A/c 924434                                        842,586
HSBC Nominees Ltd A/c 924422                                      1,829,159

EXHIBIT 3.0


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 January 2005

BP p.l.c. announces that on 24 January 2005, it purchased for cancellation 2,200,000 ordinary shares at prices between 516.00 pence and 521.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.1

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 25 January, 2005

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:     BP PLC



2. NAME OF SCHEME:      THE BP GROUP SAVINGS RELATED SHARE OPTIONS



3. PERIOD OF RETURN:     FROM:   1 JULY 2004  TO:   31 DECEMBER 2004



4. NUMBER AND CLASS OF SHARES(S)       17,107,114 ORDINARY SHARES OF US$0.25
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED     2,470,770
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED     14,636,344
   AT END OF PERIOD:



7. NUMBER AND CLASS OF SHARE(S)                    10,000,000 ORDINARY SHARES OF
   (AMOUNT OF STOCK/DEBT SECURITIES)               US$0.25 WERE ADMITTED TO
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:    LISTING ON 25 JUNE 2004


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

21,525,977,902 ORDINARY SHARES OF US$0.25

CONTACT FOR QUERIES

NAME:          SUSAN WELCH

TELEPHONE:     020 7496 2102

EXHIBIT 3.2

BP p.l.c. -  Blocklisting Interim Review
BP p.l.c. -  25 January, 2005

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:     BP P.L.C.



2. NAME OF SCHEME:      THE EXECUTIVE SHARE OPTION SCHEME



3. PERIOD OF RETURN:     FROM: 1 JULY 2004     TO: 31 DECEMBER 2004



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:     52,990,902 ORDINARY SHARES OF US$0.25



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:    42,913,443



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:              60,077,459



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

50,000,000 ORDINARY SHARES OF US$0.25 WERE ADMITTED TO LISTING IN DECEMBER 2004


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

21,525,977,902 ORDINARY SHARES OF US$0.25

CONTACT FOR QUERIES

NAME:          SUSAN WELCH
TELEPHONE:     020 7496 2102

EXHIBIT 3.3


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 January 2005

BP p.l.c. announces that on 25 January 2005, it purchased for cancellation 3,300,000 ordinary shares at prices between 517.50 pence and 523.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.4


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 January 2005



BP p.l.c. announces that on 26 January 2005, it purchased for cancellation 3,300,000 ordinary shares at prices between 523.50 pence and 530.00 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 3.5


BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  28 January 2005



BP p.l.c. announces that on 27 January 2005, it purchased for cancellation 3,300,000 ordinary shares at prices between 528.50 pence and 533.50 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 3.6


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 31 January 2005

BP p.l.c. announces that on 28 January 2005, it purchased for cancellation 3,300,000 ordinary shares at prices between 525.5 pence and 530.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 7 February 2005                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary